Filed by Select Income REIT

Commission File No. 001-35442

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Date: September 17, 2018

The following is the transcript of the question and answer portion of a conference call hosted by David M. Blackman, President and Chief Executive Officer of Select Income REIT and Government Properties Income Trust, Mark L. Kleifges, Chief Financial Officer and Treasurer of Government Properties Income Trust and John C. Popeo, Chief Financial Officer and Treasurer of Select Income REIT, on September 17, 2018.

Operator

(Operator Instructions) Our first question today will come from Mitch Germain of JMP Securities.

Mitchell Germain - JMP Securities LLC, Research Division - MD and Senior Research Analyst

What’s the tax status of the transaction?

David Blackman

Mitch, are you referring to the special...

Mitchell Germain

Is it — yes, it is tax — well, is it tax free?

Mark Kleifges

Yes, yes.

Mitchell Germain

Okay. Just wanted to make sure.

Mark Kleifges

The merger is tax free. The distribution of ILPT shares will be considered a dividend for SIR’s shareholders and the characterization of that dividend for tax purposes will not be known until year-end, but it will be a taxable dividend.

Mitchell Germain

Got you, got you. Excellent. Thinking about the $750 million that you’ve queued up for sale, I think it’s 27 properties. Is that based on broker evaluations? And maybe if you can provide some perspective as the profile of properties that you’re looking to sell?

David Blackman

Sure. Mitch, we have not gone out and gotten brokers opinions of value. But given the amount of acquisition velocity we do across our companies and our deep knowledge of markets where we own assets, we’re pretty comfortable that we have put values on these assets within the range of where they will sell. The characteristics of the properties will be — it’s kind of a mix between what I consider top, middle and bottom properties. We intend to sell our vacant assets. We’ve identified a couple of properties that we’ll sell at low 6 cap rates because they have longer leases and are high-quality tenants, but it’s a pretty broad mix of assets.

Mitchell Germain

Got you. I guess, last from me for now, and then I will get back into the queue. What are the growth prospects of the remaining portfolio when you kind of consider from an internal perspective, there’s still a lot of leasing risk. And also, from a capital deployment perspective, you’re still going to be kind of 6 to 6.5x levered not leaving a lot of room based on your targets for forward growth. So is it — how do I think of the growth profile going forward?

David Blackman

Sure, Mitch. So from an internal growth perspective, the SIR properties tend to have fixed increases in rents between 1% and 3%. So you can kind of assume the properties coming over from SIR will give us about 2% internal growth. We’ve had pretty good success at GOV rolling rents up. The challenge that we’ve had at GOV has been the high concentration of lease expirations and the amount of capital that we have spent to help some of our tenants downsize in space — or in their existing space. So we have experienced decent internal growth at GOV, and I think across the portfolio, we will continue to have, call it, that 2% to 3% of internal growth. From an external perspective, we will expect to be back in the acquisition game in 2019. We expect that once we get to our target leverage, we can make acquisitions. We also are very focused on capital recycling program that will allow us to kind of prune the bottom assets in the portfolio and reinvest in better higher — better quality assets. We also think that as we get through the asset sales to delever, we will improve the occupancy, we’ll improve the weighted average remaining lease term, and we’ll have some benefits to the laddering of the lease expiration schedule. So we’re pretty bullish right now on what this transaction does to both our internal and external growth prospects.

Operator

Our next question will come from Bryan Maher of B. Riley FBR.

Bryan Maher - B. Riley FBR, Inc., Research Division - Analyst

Couple of questions. On the asset sales, couple things here. Just to be clear, it’s $450 million of anticipated gross proceeds from the assets being sold on Slide 21, plus another $750 million. Is that correct?

David Blackman

That is correct.

Bryan Maher

And the — Slide 21, the — whatever it is, $370 million or so, that’s under LOI coming from D.C. and Virginia, can you give us a little color as to why D.C. and Virginia? Is it just the toughness of the market or wanting to lighten up in that area? Can you just give us a little more color on that?

David Blackman

Sure, Bryan. You may recall that when we acquired First Potomac Realty Trust, we had been pretty clear that we would likely sell the flex properties that we acquired in that portfolio. And we had flex properties in Northern Virginia and Maryland and in Southern Virginia. And so we divided that into two separate portfolios. We hired brokers to market the assets for us. And so that’s what you see in the Washington, D.C. metro portfolio. It’s the flex assets we acquired First Potomac in Northern Virginia and Maryland.

Bryan Maher

Okay. And then when it comes to the sale of the SIR shares owned by GOV, so you’re waiting till after the vote on the deal before you sell those shares. Can you give us an idea of kind of how much time’s going to go by after the vote, but say before the actual closing of the deal?

David Blackman

Bryan, let me be clear. Once we file the proxy with the SEC, we will be able to sell the shares that GOV owns in SIR. And so we will probably sell those shares before the closing — before the vote on the merger and clearly before the closing. The SIR shares — or excuse me, the ILPT shares that are going to be distributed to SIR’s shareholders will come after the shareholder vote to approve the merger and prior to closing and will only go to SIR’s shareholders. So GOV is going to sell these — the shares in SIR regardless as to whether the merger is approved.

Bryan Maher

Okay. And then do you guys expect to release quarterly pro forma information for the combined entity?

Mark Kleifges

Bryan, I think what type of pro forma information gets filed will be determined on the timing of the proxy statement. We’ll have to have current interim pro forma financial statements in connection with that document. So there will be pro formas there, and then we may have some requirement to provide pro formas subsequent to that. So I would say there will be further pro forma data released in the future.

Bryan Maher

Okay. And then just two more quick ones. The expense savings of $3.1 million, I’m assuming that’s pretty much all public company cost associated with SIR?

Mark Kleifges

Correct.

Bryan Maher

And then lastly, from a timing standpoint of closing the transaction, is it safe to say that from kind of a cleanliness standpoint, particularly as it relates to calculating the incentive fee for RMR for the year that you might target to close at year-end, but before the beginning of the year if possible?

David Blackman

Bryan, that would be ideal. It would certainly, as you said, be as clean as possible. There is a lot of work that still needs to be done around completing the proxy and working through the SEC to have that proxy become effective. So in an ideal world, yes, we close this right at year-end, but it’s not 100% within our control to make that happen.

Operator

Our next question will come from Michael Carroll of RBC Capital Markets.

Michael Carroll - RBC Capital Markets, LLC, Research Division - Analyst

David, I guess, in the press release, if you take the new dividend combined with the expected payout ratio, that implies a pretty big drop in AFFO, I guess, for GOV. I guess, first, is that the right way to think about it? And second, is the reason for that drop because of higher leasing costs that you’re assuming related to leasing up the expiring GSA leases?

David Blackman

Well, Mike, I think the one thing that you need to understand is that GOV has been paying out more than 100% of CAD since 2016. It elevated a lot in 2018 and is expected to elevate even more in 2019 and 2020. A lot of that does have to do with the amount of capital we’re spending to renew government tenants in place. But it really is the fact that between now and the end of 2021, 46% of GOV’s leases expire. And so it’s not just the fact that we’re spending a little bit more capital to renew government tenants in place, it’s the concentration of lease expirations over the next 3 years that GOV has.

Michael Carroll

Okay. And you expect that to increase in ‘19 and ‘20 over what you already spent in 2018 is a good way to think about it?

David Blackman

Yes.

Michael Carroll

Okay, great. And then have you identified the $300 million of assets that you — I guess, that’s the $750 million minus the $450 that’s on the slides. I mean, have those assets been identified? Are you still looking for those?

David Blackman

Yes, so, Mike, the $750 million is in addition to the $450 million. And yes, we have identified those assets, which include 27 different properties. It’s got a couple of vacant assets in there, it’s got a couple of high-quality assets in there, but a lot of stuff in the middle.

Michael Carroll

Is that mostly within the GOV portfolio?

David Blackman

No, it’s a combination of both portfolios.

Michael Carroll

Okay. And then how are you going to go through the analysis of holding the RMR shares versus selling them? And I thought that the idea of having the REITs owning those shares was to better align interests. Are you just seeing value and that’s why you want to extract that and you’re not really worried about aligning those interests anymore?

David Blackman

Yes, Mike, that’s a great question. I think, in many respects, the alignment of the interests with RMR is the fact that RMR owns shares in the managed REITs and that the business management agreement is paid based upon the lower of total enterprise value or undepreciated asset value. So RMR is incented to have high share prices at the REITs in order to make sure they earn their full business management fee. So we don’t believe that selling the RMR shares per se harms that alignment of interest. The real reason — I think the analysis that we need to do around whether we sell those or not is just further conversations with the board. We just have not reached a definitive agreement with the board that, that is the right approach, which is why we identified the $750 million of properties.

Michael Carroll

Okay. And last question for me. When you sell the SIR stake, is that going to be in the open market? Or would you have to do that in some type of offering?

David Blackman

Well, it would be a public offering. So we’re not 100% sure exactly is it a marketed transaction, but — or is it an overnight transaction, but it will definitely be a sale for the public.

Operator

Our next question is from Jon Petersen of Jefferies.

Jonathan Petersen - Jefferies LLC, Research Division - Equity Analyst

I guess, I’m trying to better understand the structure of the deal and why the different share exchange ratios are the way they are. I know there is a lot of different moving parts here, but it certainly seems like SIR’s shareholders are coming out a lot better and that’s been reflected in the other stocks that are trading today. So maybe if you could talk about why there is a premium for SIR’s shareholders and why it’s not more of a merger of equals?

David Blackman

Yes, it’s a good question, Jon. The special committees of each board, which is made up of the disinterested independent trustees, hired financial advisers and worked with those financial advisers to provide independent valuations on each company, and they negotiated an exchange rate. That will come out in great detail once the proxy is filed, but management was not involved in that negotiation. It was done by the independent trustees with the advice of their bankers.

Jonathan Petersen

Okay. All right, that’s helpful. So I will look through the proxy for more details there. I guess, you mentioned earlier that you expect some occupancy upside after the deal is closed. I know there is some expense synergies here, but I’m — I guess, I’m trying to figure out how the portfolio is going to be operated in any different way post closing that would create any, sort of, I guess, revenue synergies, occupancy upside, rent upside, everything was managed by RMR before. So as a combined entity, I guess, how would anything be managed differently?

David Blackman

Well, you probably are basing this on my comment that once we execute the sale of the $750 million of properties, we’ll have some growth in occupancy and that’s because there’s a couple of large assets at SIR that are vacant. There are two 415,000 square-foot land parcels that are vacant, one of which have sold, the other one we are marketing for sale. That with — combined with a couple of vacant properties at SIR will allow us to grow occupancy a couple hundred basis points once we execute the asset sales. But you’re right. As it relates to the management of the assets, nothing will really change. Same asset management group that manages the assets today will continue to manage those. So — and I think we do a pretty good job of managing those properties considering we’ve had high 90% — we’ve had occupancy above 90% at all the companies for quite some time period.

Jonathan Petersen

Okay. And then just one more on the balance sheet. I’m curious if the ratings agencies were consulted on this deal, and I think you had a pro forma debt-to-EBITDA of — I think, it was 7.1x. I guess, is that low enough that OPI can maintain an investment grade rating without needing to sell properties or is that $750 million required to satisfy the ratings agencies?

Mark Kleifges

Jon, we brought the rating agencies up to speed on the transaction last week. We had positive dialogue with them, and they’re still doing their analysis. So I think it’d be premature for me to comment on anything other than to say that I thought we had positive dialogue with them.

Operator

Our next question will come from Vikram Malhotra of Morgan Stanley.

Vikram Malhotra - Morgan Stanley, Research Division - VP

I just wanted to clarify the — based on kind of the dividend and the targeted payout sort of a run rate AFFO is including all expense saving, et cetera, is around $0.80, is that correct?

Mark Kleifges

Yes. That sounds about right.

David Blackman

It sounds about right, yes.

Vikram Malhotra

Okay. And are there any other potential savings or other, I’ll just call it, savings that you might see or something that you may have not baked in right now? Is it sort of the full run — a clean run rate?

David Blackman

I think it’s a clean run rate, Vik.

Vikram Malhotra

Okay. And then just to clarify the incentive fees. So I know you’ve waived — or RMR waived the termination fees, et cetera, but the incentive fees, can you just clarify how that would work through year-end?

Mark Kleifges

It would — the fee amount would be calculated — if the transaction closed prior to year-end, we would calculate the fee as of the closing date and pay a pro rata portion of the fee. So if we closed at the end of November, we pay 11/12 of the calculated fee. If we closed early next year, say at the end of January and there were fee amount due, we pay 1/12 of that amount with the January 31, 2019 closing.

Vikram Malhotra

Got it. Okay. So one of the things you’ve talked a lot about is the ability or the reduced expirations and the risk that GOV would have where the payout would keep increasing if you had not done this deal. Can you maybe just give us some more color on two aspects. One is sort of some of the near-term move out, especially with Bureau of Prisons, can you talk about progress there? And then the ‘19 and ‘20 comments you made, is this sort of based on known move outs or expirations? Like what were you baking in to sort of come to that conclusion?

David Blackman

Sure. Vik, it’s a good question. Both of these companies, both GOV and SIR, on its earnings calls discussed expected move outs over a — the forward 12-month period. And nothing’s really changed in either one of those portfolios as it relates to expected move outs. The largest move out that we have is the Bureau of Prisons, which I think represents maybe $7 million of rents, and we have that building under contract to sell. That’s part of the $450 million of assets that are either under contract, or LOI, to be sold. And so there, we weren’t necessarily looking to sell that asset, but opportunistically, we received an interesting offer that we decided to pursue. So that — we won’t have that vacant asset once the Bureau of Prisons finally moves out.

Vikram Malhotra

Okay. And then just post the $750 million kind of, how — can you kind of give us a sense of how do you see the portfolio? Obviously, you said it’s a mix of single tenant, multi-tenant. Can you give us — I know there was a question on growth earlier. But can you maybe give us some more color on sort of maybe where you want to take this portfolio given the exposure — kind of two sets of exposures you have and the growth — divergent growth you might see in the CapEx needs that would be different?

David Blackman

Yes, it’s a — that’s a very good question, Vik. And obviously I’m close to both of these companies involved in the day-to-day management. I think it’s a very complementary business strategy. And the safety that we get with the high investment-grade rating of our government tenants and the longer weighted remaining lease terms that you get with single tenant is a great combination. And I think we will continue to play to our strengths with both of those assets classes. The real positive thing I see at GOV is that the U.S. government recognizes the benefit of entering longer duration leases. And we’ve experienced that in the GOV portfolio during 2018, and I think that trend will continue. So I expect this portfolio is going to get stronger as we have longer duration leased renewals with the U.S. government. We continue to buy first-generation type assets, where we have higher probabilities of renewing tenants in place, we have less capital needs to maintain those buildings, and we continue to manage the mix of government tenants and single-tenant buildings. I think it’s a real positive for the growth story of this company.

Vikram Malhotra

And then just lastly, any — on the agreement now, on the management agreement for the pro forma new company, any sort of other changes that you’ve sort of discussed with the board or the board — or the company discussed with you? Any other changes that you may be contemplating now that you’ve had several transactions over the last two years, and it’s sort of this bigger — much, much bigger company now?

David Blackman

You mean with the specific business management agreement or you’re just talking generally?

Vikram Malhotra

Yes, yes, yes. No, more specifically with RMR.

David Blackman

Yes, so we are — in essence, GOV is acquiring SIR and business management agreement with GOV will remain in place. So there is really nothing that will technically be done with the business management agreement. And we have had conversations with both boards as independent companies about the challenges. And again, we think that this merger addresses the challenges that we have as it relates to the cross-ownership and the individual portfolio characteristics to create a much stronger company that will create value for shareholders over the long term.

Vikram Malhotra

Okay, okay. And I’m sorry, I just remembered one — I wanted to get your thoughts on one last thing. Looking back now given this — the new pitch with the government exposure, if you look back at the FPO transaction, how does that fit into this today? Is this sort of — I mean, it seems like incremental steps you had to take to try to create value. I just could not understand how that sort of — how that looks — when you look back how that fits in?

David Blackman

Yes. So FPO is kind of first step in further diversifying GOV. Yes, it gave us a bit of a concentration in the D.C. metro market, but it also gave us a pretty good portfolio of buildings that had less exposure to the U.S. government, had a little bit longer weighted average remaining lease term. And so it gave us some good diversification. We feel like what we have done during 2018 is to prune the assets that we didn’t necessarily like in that portfolio. And so we kind of rightsized and really advanced forward to where we want to be for the combined company.

Operator

Our next question will come from Tayo Okusanya of Jefferies.

Omotayo Okusanya - Jefferies LLC, Research Division - MD and Senior Equity Research Analyst

Just two quick ones from me. The first one, the transaction steps that you laid out, I’m just kind of curious, is there any specific reason why the transactions have to happen in that order, whether it’s tax planning or what have you that we may not be aware of?

David Blackman

Well, the — it’s a good question Tayo. Let me start with the second step first, which is the distribution of the ILPT shares to SIR’s shareholders. The fact of the matter is, if the merger isn’t approved, SIR will continue to own those shares. And so we did not want to distribute those shares until after a shareholder vote. And so that’s the specific reason around that. As it relates to GOV, we are selling — we’re selling the SIR shares regardless, and that’s why we’re going to go ahead and do that once we get the proxy filed and the market conditions are right to move forward with the sale. So nothing really much more than that.

Omotayo Okusanya

Okay. That’s helpful. And then just one other question. Again, over the past decade or two, I think RMR has systematically moved towards, again, each of the individual REITs having a particular mandate or focused on a particular property type, this is the whole kind of dismantling of HRPT. And now there is a transaction kind of merging two companies which seems like a reverse of what has happened over the past 20 years. So I’m just kind of curious a little bit about that train of thought, whether we could possibly see that happen in other areas or within RMR?

David Blackman

Yes, so another good question, Tayo. What we’re doing here is we’re simplifying ownership structure across companies, and we’re creating a single-office strategy in the public equity REIT market, and we think there are huge benefits to that. ILPT will be an independent company without a large controlling shareholder. It will have a larger public float and really, hopefully, will continue to accelerate its growth prospects. And Office Properties Income Trust, it will be focused on owning both single tenant and multi-tenant buildings with the focus on government, high credit quality assets and longer-duration lease terms. So it’s a real simplification. And I don’t think we can say anything more than that.

Omotayo Okusanya

Yes, but I mean, one would say you have a similar situation — well, a somewhat similar situation with someone like SNH and Five Star where SNH is the one that owns a lot of Five Star shares. You know you have Five Star that also kind of has unique issues around its dividend and where the stock is trading. Just kind of curious, again, this is just the new way that RMR is thinking about its individual companies? Or could we kind of see this elsewhere? Or is it kind of very unique to the situation between GOV and SIR?

David Blackman

I think it is unique to GOV and SIR. With that said, I will tell you that over the last six months or so, we do think about our businesses differently, not in terms of each individual business, but how we make decisions and how we manage the business, and I think it’s in a much better way than what we did previously. So a lot of benefits there.

Operator

Our next question will come from Jamie Feldman of Bank of America Merrill Lynch.

James Feldman - BofA Merrill Lynch, Research Division - Director and Senior US Office and Industrial REIT Analyst

Great. I know you mentioned Bureau of Prisons as an asset for sale. Are there any other large move-out assets that are on the list of sale?

David Blackman

No, Jamie.

James Feldman

Okay. So what does the blended known move outs look like now for, I guess, starting in ‘19, on a percentage basis?

David Blackman

Yes. Mark did that math, and he is looking for his numbers.

Mark Kleifges

Yes, I think for the forward 12 months as of June 30th, it’s 2.4% of annualized rent, and that’s been adjusted to remove the Bureau of Prisons property that we’re selling.

James Feldman

And how much of that hits in the back half of the year — of this year versus next year?

David Blackman

Yes, I think, it’s a mix, Jamie.

James Feldman

Okay. You said forward 12 months from June 30, ‘18 to June 30, ‘19?

Mark Kleifges

Yes.

David Blackman

Correct.

James Feldman

Okay. And then in terms of management, I mean — I know you said this is basically GOV doing the acquisition. Is anyone coming over from the other entities that would be part of this company? And how does the G&A load look?

David Blackman

Well, the G&A, as it relates to the management, other than the — some of the public company G&A, which is $3.1 million in savings, the business management fee is the business management fee. And as you know, there are no employees of these companies. So from that perspective, there’s really no change other than the larger asset base to calculate the business management fee.

Mark Kleifges

Yes. And just to clarify, the SIR assets that GOV is acquiring do not get stepped up for purposes of calculating the business management fee. They come over at SIR’s historical investment under the terms of the management agreement.

James Feldman

Okay. Are you saying no change to senior management either, same people?

David Blackman

Yes. At this point, Jamie, I will remain as President and CEO, and we’re still working through with the board in terms of any other changes that we might make.

James Feldman

Okay. And then does RMR get a capital markets fee for this transaction?

David Blackman

No.

James Feldman

Okay. And can you talk about the — of the $450 million, I know in the presentation you gave some updates, but like how far along are you on some of these LOIs and maybe talk about the kinds of buyers and likelihood transactions close? And also for the $750 million, how — what does that buyer pool look like?

David Blackman

So the $450 million of sales includes one property that sold for $10.3 million, which was a vacant land parcel that’s around and it includes the two FPO portfolios, where we are negotiating purchase and sale agreements, one of which has started diligence, the other one has not. And then it has one property that’s under contract with the diligence starting to come to an end date. So we feel like these asset sales are reasonably probable to occur by the end of 2018, which is why we included them in our analysis.

James Feldman

And what’s the yield — what’s the cap rate?

David Blackman

Yes, we don’t typically disclose cap rate until the sale is closed. Obviously, the cap rate on the vacant land parcel was infinite.

James Feldman

Okay. And then for the $750 million, what’s the marketing timing and process there?

David Blackman

Well, because those assets have been identified, we have the luxury of being able to go out and get opinions of value and decide on which brokers we want to hire before — while we’re continuing to work through the closing process for the merger. So we expect to hit the market really after the 2018 holiday season in early January with marketing plans for all those assets. That’s why we’re comfortable saying that we think we can have those sold by midyear.

James Feldman

Okay. And then, I guess, just lessons learned here, given the way GOV ended up playing out and as you think about moving forward, I mean, what do you think you guys will do differently, what do you think went wrong, just some thoughts on the investment case of the story?

David Blackman

Yes, Jamie, it’s an interesting question. What I would say from GOV’s perspective is the government changed the way it thought about leasing under the Obama administration. It had a very difficult time processing lease expiration schedules. It spent five years kicking the can down the road doing short-duration leases while it tried to implement a strategy and that had an impact on reducing our weighted average remaining lease term and creating a high concentration of lease expirations, substantially outside of our control. But that is — for me, that’s kind of what’s going on with GOV’s business.

Operator

Our next question is a follow-up from Mitch Germain of JMP Securities.

Mitchell Germain - JMP Securities LLC, Research Division - MD and Senior Research Analyst

David, just confirming the vote, its 50% plus one of total shares or voting shares?

David Blackman

I think it’s the majority, but that — I haven’t actually looked at that, but I think it’s a simple majority.

Mitchell Germain

Okay. And I know RMR just launched an office fund, and obviously, there is a lot of shared employees amongst all the different organizations. How do you foresee that playing out in terms of ceding assets from one to the other, in terms of the two companies?

David Blackman

Sure. It’s a good question, Mitch. So the RMR open-ended office fund is focused on urban infill and suburban multi-tenant office properties. Where we would overlap on the multi-tenant side would be buildings leased to government tenants. And I believe that Office Properties Income Trust would have the first right to acquire those properties.

Operator

And ladies and gentlemen, this will conclude the question-and-answer session and conclude the Government Properties Income Trust and Select Income REIT merger conference call. We thank you for attending today’s presentation. You may now disconnect your lines.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS TRANSCRIPT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOVERNMENT PROPERTIES INCOME TRUST (NASDAQ: GOV), OR GOV, AND SELECT INCOME REIT (NASDAQ: SIR), OR SIR, USE WORDS SUCH AS “BELIEVE,” “EXPECT,” “ANTICIPATE,” “INTEND,” “PLAN,” “ESTIMATE,” OR SIMILAR EXPRESSIONS, THEY ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S AND SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, WHICH INCLUDE THOSE THAT ARE DETAILED IN EACH OF GOV’S AND SIR’S ANNUAL REPORTS ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2017 AND SUBSEQUENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON ANY FORWARD LOOKING STATEMENT. EXCEPT AS REQUIRED BY APPLICABLE LAW, GOV AND SIR UNDERTAKE NO OBLIGATION

TO UPDATE OR REVISE ANY FORWARD LOOKING STATEMENT AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

In connection with the merger and other transactions discussed herein, GOV expects to file with the SEC, a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions with respect to both GOV and SIR.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

After the registration statement for the merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the GOV and SIR shareholders. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS

GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, GOV and SIR’s manager, its parent and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV and SIR shareholders in connection with the merger and the other transactions contemplated by the merger agreement will be set forth in the joint proxy statement/prospectus for the merger and the other relevant documents to be filed with the SEC.  You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders.  You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders.  These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above.